CAPE COD AQUACULTURE CORP.
401 E. Las Olas Blvd., Suite 1560, Ft. Lauderdale, Florida 33301

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about October 27, 2009 to the holders of record of shares of common stock, $0.001 par value (the “Common Stock”), of Cape Cod AquaCulture Corp., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Derek Jackson to the Board of Directors of the Company (the “Board”). The appointment of Mr. Jackson as a director of the Company was made in connection with the Stock Purchase Agreement dated October 19, 2009 (the “Stock Purchase Agreement”) executed by and between James Bright, the principal shareholder, President and Chief Executive Officer of the Company ( the “Seller”) and Derek Jackson (the “Purchaser”).  The Stock Purchase Agreement provided, among other things, for the sale of 8,500,000 shares of common stock of the Company (the “Purchased Shares”) by the Seller to the Purchaser (the “Purchase Transaction”) for the aggregate purchase price ($75,000).  The Purchased Shares represent an aggregate of 78.27% of the issued and outstanding share capital of the Company on a fully-diluted basis.  The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds. The Stock Purchase Agreement was signed and closed on October 19, 2009.

There are no arrangements or understandings among members of both the former and new control person and their associates with respect to the election of directors of the Company or other matters.

Effective as of October 19, 2009, in connection with the closing of the Purchase Transaction, (i) James Bright resigned from his positions as officer of the Company and (ii) the Board of Directors of the Company elected Derek Jackson to serve as a director and as President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer of the Company.  No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s shareholders.

The information contained in this Information Statement concerning Derek Jackson has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to October 19, 2009. The principal executive offices of the Company are currently located at 401 E. Las Olas Blvd., Suite 1560, Ft. Lauderdale, Florida 33301.

GENERAL

There are currently 10,860,000 shares of Common Stock outstanding. As a result of the consummation of the transactions contemplated by the Stock Purchase Agreement, the Board consists of two members, Derek Jackson and James Bright.  Mr. Bright will resign as a director of the Company effective ten days after the mailing of this Information Statement, and following such date, Mr. Jackson shall remain as the sole director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of October 23, 2009.

Name	Age	Positions and Offices

Derek Jackson	41	President, Chief Executive Officer,
		Chief Financial Officer, Chief
		Accounting Officer, and Director

James Bright	38	Director

Derek Jackson.  Mr. Jackson became a director and the President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer of the Company as of the close of business on October 19, 2009. Mr. Jackson is also the President and Chief Executive Officer of HMG Music Inc., a Delaware corporation involved in the development and management of musicians. He has been in that position since he founded the company in October 2001.

James Bright. Mr. Bright is the founder of Cape Cod Aquaculture Corp. and has served as its President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer from inception until the close of business on October 19, 2009. From 2005 to 2007, he was the CEO of Namskaket Shellfish Farm, a company specializing in the development and growth of oysters, quahogs, and soft shell clams. Mr. Bright has been an active member of the Newton Fire Dept, since 2001. Mr. Bright served as Project Manager for Reynolds Painting Company from 1999 to 2001. Mr. Bright worked as a diver tender for the American Oilfield Divers and the South Bay Dive Company from 1997 to 1999. Mr. Bright was also a member of the United States Navy from 1990-1994.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to the appointment of Mr. Jackson, he was not a director of, nor did he hold any position with the Company. Mr. Jackson has consented to serve as a director of the Company, to the best of its knowledge, Mr. Jackson (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company filed its Form 8-A on October 21, 2009 and therefore was not subject to the provisions of Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder prior to such date.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees.  The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement, such directors have been performing the functions of such committees.

The Company does not currently have a process for security holders to send communications to the Board.

EXECUTIVE COMPENSATION

No director or officer of the Company has received compensation during the last three fiscal years. The Company does not have any employment or any similar agreements with its officers.  No options were granted to any employee or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of October 23, 2009, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 10,860,000 shares of Common Stock issued and outstanding.  There are no options, warrants or other securities convertible into shares of common stock.  Unless otherwise indicated, the business address of such person is c/o 401 E. Las Olas Blvd., Suite 1560, Ft. Lauderdale, Florida 33301.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Derek Jackson	8,500,000	78.27%
James Bright	0	0
All directors and executive officers as a group (2 person)	8,500,000	78.27%

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Stock Purchase Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Stock Purchase Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2009, pursuant to which the Seller sold the Purchased Shares to the Purchaser for the aggregate purchase price of seventy five thousand dollars.  The Purchased Shares represent an aggregate of 78.27% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

-	any of our directors or officers;
-	any person proposed as a nominee for election as a director;
-	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
-	any relative or spouse of any of the foregoing persons who has the same house as such person.

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